UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Progress Acquisition Corp.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	10 Winthrop Square 6th Floor
City, State and Zip Code	Boston, MA 02110

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2022 within the prescribed time period without unreasonable effort or expense because additional time is needed to prepare the financial statements for the quarterly period ended September 30, 2022. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Arslanian	617	401-2700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

_________________________________________________________________________________	☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

_________________________________________________________________________________	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2022, the Registrant had a net loss of approximately $145,000 which was comprised of unrealized loss on change in fair value of convertible promissory notes of $51, operating costs of approximately $861,000, and income tax provision of approximately $128,000, less interest and dividend income of approximately $759,000 from money market funds held in its Trust Account and unrealized gain on change in fair value of warrants of approximately $85,000. For the three months ended September 30, 2021, the Registrant had a net income of approximately $475,000 which was comprised of operating costs of approximately $270,000, interest income of approximately $4,000 from marketable securities held in its Trust Account, and unrealized gain on change in fair value of warrants of approximately $742,000.

For the nine months ended September 30, 2022, the Registrant had a net income of approximately $355,000 which was comprised of interest and dividend income of approximately $947,000 from money market funds held in its Trust Account, unrealized gain on change in fair value of warrants of approximately $1.9 million, unrealized gain on change in fair value of convertible promissory notes of approximately $12,000, less operating costs of approximately $2.3 million and income tax provision of approximately $128,000. For the nine months ended September 30, 2021, the Registrant had a net income of approximately $1.0 million which was comprised of operating costs of approximately $666,000, interest income of approximately $8,000 from marketable securities held in its Trust Account, unrealized gain on change in fair value of warrants of approximately $3.0 million, and other expense relating to fair value exceeding amount paid for warrants of approximately $1.3 million.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

Progress Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ David Arslanian
David Arslanian
Chief Executive Officer

3